Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2016

CHAIRMAN’S STATEMENT

Looking back to the past: Over the past 20 years, we have conquered countless hardships and challenges, each with joy and pride

This year is the 20th anniversary of the separate operation of insurance business, and also the 20th anniversary of the full promotion of the individual agent selling mechanism. Over the past 20 years, China Life, with great responsibilities of both pioneer and explorer of the life insurance industry in China, has actively explored new business opportunities and advanced forward.

During the period, we carried out reforms in great depth and completed reorganization and listing, making ourselves the first financial and insurance enterprise in China that was “listed in three places”, namely, New York, Hong Kong and Shanghai, and establishing a modern corporate governance structure and a market-based operation mechanism. The market capitalization of the Company remained top among all listed insurance companies in the world and ranked first among all listed life insurance companies in the world. As at 30 June 2016, the total assets of the Company reached RMB2.59 trillion, ranking first in China’s life insurance industry; the market share1 of the Company was 20.6%, maintaining a leading position in the market; the solvency ratio of the Company continuously satisfied the regulatory requirements, which reflected the sufficiency of its solvency.

[1]	Calculated according to the premium data of life insurance companies in the first half of 2016 released by China Insurance Regulatory Commission (the “CIRC”).

During the period, we adhered to the core mission of offering high-quality services to customers, set our foothold on the principal business, constantly enriched and innovated product lines, and promoted the “1+N” service brand. We attached great attention to customers’ demands, focused on risk protection and wealth management, enhanced product innovation, and established a complete system of life insurance products. By relying on the institutional network that covers all urban-rural areas, we offered the protection of commercial insurance to a total of 445 million customers as at the end of June 2016. Meanwhile, we worked closely with the governments at all levels to promote the development of various policy-oriented insurance businesses. Since we undertook new village cooperative medical services and the basic medical services for urban and township residents and employees in 2003, we have accumulated extensive experiences in management and services and served over 30 million people in the first half of 2016; since the launch of the supplementary major medical insurance in 2012, we have served over 400 million people and made claims payment to 7.38 million people. Through the use of this special mechanism of commercial insurance, we were able to “care for life and navigate the way for love”. The strong confidence from hundreds of millions of customers and the great trust from shareholders have given us an impetus to grow larger and stronger and motivated us to move ahead with long strides. Serving customers and rewarding shareholders are the key values for the existence of China Life. These are our original intentions and also our responsibilities.

Of course, along with the fluctuation of market economy, we had setbacks and suffered from difficulties throughout the journey of our growth. The size of the Company’s individual insurance sales team had long been lingered at the level of about 650,000 members. The difficulty of arranging the business scale and value further increased after the business scale jumped to a high platform in 2008. Facing the severe challenges in the industry development over the past few years, my team and I were on tenterhooks. This could be described by a line of a Chinese ancient poem – “one may ease the frown, only to find the heart in sorrow drowns”…… Nevertheless, no cross, no crown! I recall that I proposed to the management of the Company at the half-year meeting two years ago that we had to be good at learning from practices and also from “mistakes”. As we went through challenges from different economic cycles and market cycles, we became clearly aware that we must adhere to transformation and upgrading as our key focus, and improve the quality and standard of insurance provided by us. We must stick to innovation-driven development as our major strategy, which is the driving source of business development and our most important tool. We must follow the operation ideas of “emphasizing value, strengthening sales force, optimizing structure, achieving stable growth and preventing risks”, which are the guiding thoughts that enable us to work according to the operation law of life insurance and to grow stronger and better. We must be committed to serving everyone with the quality service of China Life and establishing a world-class life insurance company, which is the “starry sky above us” and our unremitting pursuit.

Seizing the moment: We were well prepared in the first half of 2016, and achieved satisfactory results

Looking back to the six-month period that has just passed, the Company worked together for exploration through innovation and made satisfactory achievements with its operating results in line with expectation, marking a good start for the “13th Five-Year Plan”.

Structural adjustments were successfully implemented. During the first half of the year, the Company made vigorous efforts on the development of regular premium business with first-year regular premiums amounting to RMB70,107 million, which surpassed single premiums for the first time since the listing of the Company and recorded a historical progress of the Company. First-year regular premiums increased by 68.3% year-on-year, and first-year regular premiums with 10 years or longer payment duration increased by 74.5% year-on-year. The above two key indicators not only exceeded the annual level of last year in terms of scale, but also set a record high of the growth rate since the share restructuring and listing of the Company. New business value for the six months ended 30 June 2016 reached RMB28,021 million, a year-on-year increase of 50.4%. Renewal premiums reached RMB129,824 million, a year-on- year increase of 20.2%, which turned around the sluggish growth trend of the renewal business in recent years and demonstrated an increasingly strong development momentum of the Company.

The Company’s hard power was continually enhanced. We strived to expand the size of our sales teams while enhancing their quality, and accelerate the establishment of sales teams. The total number of sales representatives in all channels reached 1.529 million. The market competition was steady and heading to a positive direction, the competition environment of the regular premium business and the channel of individual insurance in large- and medium-sized cities was improved, and the competitive advantage in counties was further consolidated. In pace with our ongoing promotion of the “extensive wellness” strategy, the layout of the pension industry featuring “three major aspects and evergreen in four seasons” is taking shape rapidly. The Company will become the single largest shareholder of China Guangfa Bank upon completion of the share acquisition, thus laying down a foundation for the next step of synergy development.

The establishment of “High-tech China Life” was pushed forward in an accelerated manner. In order to enhance the competitiveness of the Company in the ever-changing mobile internet era, we fully commenced the establishment of a new generation of comprehensive business processing system that is customer-based, responsive, safe and reliable, and industry-leading with the predominant feature of internet since the second half of last year. By learning from and drawing on the international leading experiences, the Company pushed forward project construction in a fast pace. Currently, we completed an overall plan and reformulated over a hundred of core business processes, which satisfied our business requirements. We also put more effort on pushing forward the launch of cloud computing and big data for the purpose of designing and constructing a complete enterprise cloud structure. On top of this, we extensively carried out the innovation of applications, which created a strong atmosphere of innovation. The Company will make use of “new generation” as an opportunity and pay more attention to the enhancement of customers’ experience and operational effectiveness so as to promote the transformation of sales, services and operational model.

The driving force of the development of the Company was constantly enhanced. By clinging to the “critical minority”, we requested the senior management at all levels to possess “five virtues as a commander has, namely, intelligence, faith, benevolence, courage and strictness”, so as to enhance their ability to assume responsibilities and make achievements. We fully carried out reforms in the system of professional operation and management of individual insurance with an aim to improve the professional level of core channels. We adhered to the market-oriented approach, and optimized the performance appraisal and compensation incentive policies to make a clear distinction between reward and penalty and to lean on frontline staff, thus achieving the goal of “no omission in recommending good talents and rewarding outstanding employees” and fully stimulating the incentive of employees. Currently, employees have a higher morale and a stronger determination to contend for the first place, and have greater confidence in the continuous development of the Company.

Looking forward to the future: with courage and persistent effort during the period of the “13th Five-Year Plan”, we will be able to compose a more magnificent movement

“While the prospects are bright, the road has twists and turns”. At the time when we see the satisfactory figures of our business development, we must also realize the pressure we are facing. In future, China’s economy will show an L-shaped development trend, and the low interest rate environment is likely to maintain for a long period of time, which will pose a greater challenge to the management of insurance assets and liabilities. We believe “the wise don’t puzzle, the benevolent don’t worry, the brave don’t fear”. In the presence of changes and challenges, we must stick to our bottom-line mindset, be conservative in our estimates of degree and duration of difficulties, and be proactive in solving them and avoiding disadvantages. Looking from the full picture and the development trend, I have full confidence in the prospect of China’s economy, the development of the insurance industry, and the future of China Life.

In the face of the “13th Five-Year Plan” that is full of opportunities and challenges, we will maintain our strategic focus and flexible strategy, and speed up the transformation and upgrading, so as to constantly enhance our sustainable development capacity and core competitiveness. We will stick to the policy of expanding the size of the sale teams while enhancing their quality, and strive to make breakthroughs in the hard power of the teams, basic management and customer operation. We will firmly adhere to the spirit of insurance protection, vigorously develop protective products, actively develop ordinary personal insurance and participating and universal insurance, vigorously promote the diversification of products, and control liability costs in a reasonable manner. We will deeply explore underwriting business, expand revenue streams, and strengthen cost control, thereby pushing forward the development of the economies of scale business model. We will also strengthen the joint management of assets and liabilities, highlight our market-based approach in asset entrustment, and strive to increase the income from capital application. We will adhere to a market-driven approach, and vigorously promote the reform on human resources, the management of institutions by category and grade, and the professional operation of channels. Based on the requirements of “excellent functions, new technologies and rapid construction”, we will speed up the establishment of a new generation of comprehensive business processing system, accelerate the application of new technologies such as big data, internet, and internet of things, etc., and enhance the convenience and efficiency of services, thus enabling our customers to have a high emotional experience of “immediately available services”.

“Great accomplishments require ambitions and tireless efforts”. With years of experience in China’s market and in separate operation, China Life has built up a prudent and aggressive corporate style. We will not forget our original mission and will move forward to pursue our goal of becoming a world-class life insurance company.

MANAGEMENT DISCUSSION AND ANALYSIS

I.	REVIEW OF BUSINESS OPERATIONS IN THE FIRST HALF OF 2016

(I)	Key Performance Indicators

	RMB million
	January to June 2016	January to June 2015

Net premiums earned	284,242	229,360
Premiums from new policies	162,637	126,285
Including: First-year regular premiums	70,107	41,657
First-year regular premiums with 10 years or longer payment duration	33,988	19,479
Gross investment income	50,841	99,888
Net profit attributable to equity holders of the Company	10,395	31,489
New business value for the first half of the year	28,021	18,637
Policy Persistency Rate (14 months) (%) Note	90.00	89.00
Policy Persistency Rate (26 months) (%) Note	87.00	84.00

	As at 30 June 2016	As at 31 December 2015

Embedded value	583,756	560,277
Number of in-force policies (hundred million)	2.31	2.16

Note:	The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

In the first half of 2016, in the face of the complicated macro environment and increasingly keen market competition, the Company consistently adhered to the operation ideas of “emphasizing value, strengthening sales force, optimizing structure, achieving stable growth and preventing risks”, accelerated the development of its core businesses, optimized its business structure, improved the quality of sales force, steadily pushed forward the sales transformation, further accelerated the development of its businesses in key cities, and consolidated and expanded its competitive edge in county-level markets, thus achieving satisfactory results with several indicators reaching a record high since the listing of the Company.

During the Reporting Period, the Company’s net premiums earned was RMB284,242 million, a year-on-year increase of 23.9%; the market share of the Company was approximately 20.6%, remaining the first place in the industry. Out of the premiums from new policies, first-year regular premiums amounted to RMB70,107 million, a year-on-year increase of 68.3%, which surpassed single premiums for the first time; first-year regular premiums with 10 years or longer payment duration amounted to RMB33,988 million, a year-on-year increase of 74.5%. The above two key indicators not only exceeded the annual level of last year in terms of scale, but also set a record high of the growth rate since the listing of the Company. In the first half of 2016, renewal premiums increased by 20.2% year-on-year, which turned around the sluggish growth trend of the renewal business in recent years and demonstrated the results of business adjustments made by the Company in recent years. As affected by such factors as the downturn of interest rate and the fluctuations in the capital market, gross investment income of the Company in the first half of 2016 was RMB50,841 million, a year-on-year decrease of 49.1%. Due to the decrease in investment income and the impact of the change of discount rate assumption of reserves of traditional insurance contracts, net profit attributable to equity holders of the Company during the Reporting Period was RMB10,395 million, a year-on-year decrease of 67.0%. Benefiting from the rapid growth of its core businesses such as first-year regular premium business, new business value of the Company for the six months ended 30 June 2016 reached RMB28,021 million, a year-on-year increase of 50.4%, achieving a record high. Embedded value of the Company reached RMB583,756 million, an increase of 4.2% from the end of last year. As at 30 June 2016, the number of in-force policies increased by 6.9% from the end of 2015; the Policy Persistency Rate (14 months and 26 months) reached 90.00% and 87.00%, respectively; and the Surrender Rate2 was 2.80%, a year-on-year decrease of 1.18 percentage points.

[2]	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premium of long-term insurance contracts)

(II)	Insurance Business

1.	Gross written premiums categorized by business:

	RMB million
	January to June 2016	January to June 2015

Life Insurance Business	253,904	204,780
First-year business	135,443	106,089
Single	68,574	67,043
First-year regular	66,869	39,046
Renewal business	118,461	98,691
Health Insurance Business	30,782	22,213
First-year business	19,584	13,022
Single	16,366	10,464
First-year regular	3,218	2,558
Renewal business	11,198	9,191
Accident Insurance Business	7,775	7,305
First-year business	7,610	7,174
Single	7,590	7,121
First-year regular	20	53
Renewal business	165	131

Total	292,461	234,298

During the Reporting Period, gross written premiums from the life insurance business of the Company amounted to RMB253,904 million, a year-on-year increase of 24.0%, and the percentage of single premiums decreased by 5.73 percentage points year-on-year. The health insurance business developed steadily, with gross written premiums in the first half of 2016 amounting to RMB30,782 million, a year-on-year increase of 38.6%. The Company actively and steadily promoted its supplementary major medical insurance business, winning new bids of 20 supplementary major medical insurance projects in 8 provinces with the number of new insured reaching nearly 30 million people in the first half of 2016. In the meanwhile, the scale of renewal business maintained a steady growth. Gross written premiums from the accident insurance business amounted to RMB7,775 million, a year-on- year increase of 6.4%.

2.	Gross written premiums categorized by channel:

	RMB million
	January to June 2016	January to June 2015

Exclusive Individual Agent Channel	177,704	133,765
First-year business of long-term insurance	57,401	33,722
Single	115	296
First-year regular	57,286	33,426
Renewal business	116,838	96,906
Short-term insurance business	3,465	3,137
Group Insurance Channel	13,851	10,322
First-year business of long-term insurance	3,129	1,644
Single	2,576	1,528
First-year regular	553	116
Renewal business	382	261
Short-term insurance business	10,340	8,417
Bancassurance Channel	89,922	82,977
First-year business of long-term insurance	77,672	72,411
Single	65,821	64,569
First-year regular	11,851	7,842
Renewal business	12,036	10,452
Short-term insurance business	214	114
Other Channels[1]	10,984	7,234
First-year business of long-term insurance	491	926
Single	74	653
First-year regular	417	273
Renewal business	568	394
Short-term insurance business	9,925	5,914

Total	292,461	234,298

Notes:

1.	Other channels mainly include supplementary major medical insurance business, telephone sales, etc.
2.	The Company’s channel premium breakdown was presented based on the separate groups of sales personnels including exclusive individual agent team, group insurance sales representatives, bancassurance sales team and other distribution channels.

Exclusive Individual Agent Channel. During the Reporting Period, gross written premiums from the exclusive individual agent channel of the Company amounted to RMB177,704 million, a year-on-year increase of 32.8%. Benefiting from the expanded sales force and its enhanced quality, and relying on new technologies and means to establish customer attraction and operation platforms, first-year regular premiums of individual insurance increased by 71.4% year-on-year, first-year regular premiums with 10 years or longer payment duration increased by 75.3% year-on-year, the percentages of first-year regular premiums with 5 years or longer payment duration and first-year regular premiums with 10 years or longer payment duration in first-year regular premiums were 83.19% and 54.10%, respectively. Renewal premiums from the exclusive individual agent channel increased by 20.6% year-on-year. Through the implementation of the development strategy aimed at improving the quality and expanding the size of sales team, the Company increased the number of employees recruited, enhanced the efficiency of new recruitment, strengthened education for new employees, and reinforced training for the management level. While maintaining the rapid growth of sales teams, the Company further improved the quality of sales teams to consolidate the foundation for the development of sales teams. As at the end of the Reporting Period, the number of exclusive individual agents reached 1.29 million, a 32% increase from the end of 2015.

Group Insurance Channel. The group insurance channel actively contributed to the economic and social development and participated in the establishment of social security system, and continuously promoted the steady development of short-term insurance business. During the Reporting Period, short-term insurance premiums from the group insurance channel amounted to RMB10,340 million, a year-on-year increase of 22.8%. The Company pushed forward the development of key businesses in great depth with the businesses of employee welfare insurance and policy-oriented insurance maintaining a fast growth and the coverage of businesses being further expanded. With the promotion of new forms of sales such as E-Store, the market expansion capability and efficiency were further improved. The Company continued to expand its sales force in the group insurance channel with the number of sales representatives in the group insurance channel reaching 60,000 as at the end of the Reporting Period.

Bancassurance Channel. During the Reporting Period, the bancassurance channel actively controlled the scale of single premium business, and accelerated the development of regular premium business. First-year regular premiums increased by 51.1% year-on-year, and the percentage of first-year regular premiums with 5 years or longer payment duration in first-year regular premiums was 51.84%. The bancassurance channel kept on expanding the bank electronic sales channels such as online banking, self-service terminal and mobile banking, and further promoted a new generation of “Bank-Insurance Link” system, as a result of which the regular premium business operated through major banks and postal offices achieved a rapid growth. During the Reporting Period, the number of sales representatives in the bancassurance channel reached 174,000, a 33% increase from the end of 2015.

Other Channels. In the first half of 2016, premiums from telephone sales increased by over 50% year-on-year. The Company actively carried out online marketing activities, and both the premiums and the number of insurance policies from internet sales showed an increase as compared to the same period of last year.

(III)	Use of Funds

In the first half of 2016, the major global economies continued to experience a weak recovery, with greater fluctuation in the financial market. China’s economy was seeking balance between “steady growth” and “structural adjustment”. The market index in the equity market fluctuated within a narrow range after plummeting at the beginning of the year, and the risk-free rate maintained at a low level in the bond market with frequent occurrence of credit risk incidents. Under the low interest rate environment, the Company conducted asset allocation in a prudent manner. The Company increased its allocation in fixed income investment, and maintained its allocation in equity investment at a reasonable level. In terms of quasi-fixed income products, the Company selectively chose targets and stringently controlled credit risk. In terms of overseas investment and alternative investment, the Company steadily promoted the formulation of the strategic layout. As at the end of the Reporting Period, the Company’s investment assets reached RMB2,404,233 million, an increase of 5.1% from the end of 2015. Among the major types of investments, the percentage of bonds was 45.67% as compared to 43.55% as at the end of 2015, the percentage of term deposits was 21.03% as compared to 24.59% as at the end of 2015, the percentage of investment in stocks and funds (excluding monetary market funds) was 7.96% as compared to 9.34% as at the end of 2015, and the percentage of investment in financial products was 8.94% as compared to 7.44% as at the end of 2015.

1.	Investment Portfolios

As at the end of the Reporting Period, our investment assets categorized by investment object are set out as below:

	RMB million
	As at 30 June 2016		As at 31 December 2015[1]
Investment category	Amount	Percentage	Amount	Percentage

Fixed-maturity investments	1,842,917	76.65%	1,777,180	77.69%
Term deposits	505,503	21.03%	562,622	24.59%
Bonds	1,097,899	45.67%	996,236	43.55%
Financial product investments[2]	127,727	5.31%	117,887	5.15%
Other fixed-maturity investments[3]	111,788	4.64%	100,435	4.40%
Equity investments	418,365	17.40%	411,623	17.99%
Common stocks	102,113	4.25%	111,516	4.87%
Funds[4]	149,203	6.21%	169,485	7.41%
Financial product investments[2]	87,381	3.63%	52,475	2.29%
Other equity investments[5]	79,668	3.31%	78,147	3.42%
Investment properties	1,214	0.05%	1,237	0.05%
Cash and others[6]	141,737	5.90%	97,599	4.27%

Total	2,404,233	100.00%	2,287,639	100.00%

Notes:

1.	The figures as at the end of last year were adjusted on the same basis.
2.	Financial product investments include debt investment plans, equity investment plans, trust schemes, wealth management products, project asset-backed plans, and specialized asset management plans, etc.
3.	Other fixed-maturity investments include policy loans, and statutory deposits-restricted, etc.
4.	Funds include bond funds, equity funds and monetary market funds, etc. In particular, the balances of monetary market funds as at 30 June 2016 and 31 December 2015 were RMB59,911 million and RMB67,282 million, respectively.
5.	Other equity investments include private equity funds, unlisted equities, and preference shares, etc.
6.	Cash and others include cash, cash at banks, short-term bank deposits and financial assets purchased under agreements to resell.

2.	Investment Income

	RMB million
	January to June 2016	January to June 2015[1]

Net investment income[2]	54,584	49,765
+Net realized gains on financial assets	2,523	38,353
+Net fair value gains/(losses) through profit or loss	(6,266)	11,770
Gross investment income[3]	50,841	99,888
+Net share of profit of associates and joint ventures	1,606	2,145
Gross investment income including net share of profit of associates and joint ventures[4]	52,447	102,033
Net investment yield[5]	4.68%	4.65%
Gross investment yield[6]	4.36%	9.34%
Gross investment yield including net share of profit of associates and joint ventures[7]	4.40%	9.34%

Notes:

1.	The figures for the same period of last year were adjusted on the same basis.
2.	Net investment income includes interest income from debt investments, interest income from deposits, dividend and bonus from equity investments, interest income from loans, net income from investment properties, etc.
3.	Gross investment income = Net investment income + Net realized gains on financial assets + Net fair value gains/(losses) through profit or loss

4.	Gross investment income including net share of profit of associates and joint ventures = Gross investment income + Net share of profit of associates and joint ventures
5.	Net investment yield = [Net investment income/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)]/182 × 366
6.	Gross investment yield = [Gross investment income/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)]/182 × 366
7.	Gross investment yield including net share of profit of associates and joint ventures = {[(Gross investment income + Net share of profit of associates and joint ventures)/((Investment assets at the beginning of the period + Investment in associates and joint ventures at the beginning of the period + Investment assets at the end of the period + Investment in associates and joint ventures at the end of the period)/2)]/182} × 366

With the continuous expansion of the scale of investment assets, the balance of investment in fixed income assets increased. The Company flexibly allocated equity investment, as a result of which, the dividend income increased from last year, the overall interest and dividend income from investment portfolios grew steadily and the net investment yield increased steadily from last year. Due to the significant fluctuation in the equity market, the spread income and the fair value gains/(losses) through profit or loss showed a notable decline from last year, and the gross investment income decreased from last year. During the Reporting Period, the net investment yield was 4.68%, the gross investment yield was 4.36%, and the gross investment yield including net share of profit of associates and joint ventures was 4.40%. The comprehensive investment yield taking into account the current net fair value changes of available-for-sale financial assets recognized in other comprehensive income3 was 1.55%.

(IV)	Operational Support and Customer Services

The Company attaches great importance to product innovation and adheres to the “customer-oriented” development idea, so as to meet the multifarious demands of customers. In the first half of 2016, the Company completed research and development of a number of protective products, and introduced new “Kang Ning” series of protective products, including “Kang Ning Children” and “Kang Ning Universal”. The “Luck” series of protective products recently launched by the Company received wide attention in the market. The Company will step up its effort on the research and development of protective products for the purpose of enriching its multi-layer and diversified product system on an ongoing basis.

[3]	Comprehensive investment yield = {[(Gross investment income + Current net fair value changes of available-for-sale securities recognized in other comprehensive income)/((Investment assets at the beginning of the period + Investment assets at the end of the period) /2)] /182} × 366

With adherence to the “customer-oriented” operating idea, the Company is committed to offering a convenient and professional services to its customers by actively applying technologies, such as mobile internet, big data and cloud computing, in a bid to enhance the service capacity of e-channel, call center and sales force. The number of online services increased to 49 with introduction of additional features, including payment for renewal premiums, bonus enquiry and collection of maturity payment. The Company also optimized its claim settlement service through the launch of mobile claim settlement, which significantly sped up the process of rural and township claim settlements. In line with the social security insurance, a pilot program of direct payment for claims was introduced, which enabled customers to enjoy “five exemption” services (namely, exemption from case reporting, exemption from application, exemption from providing information, exemption from visiting counters and exemption from waiting) at home. During the Reporting Period, the Company promptly responded to 14 major emergency incidents, including Sanming landslide in Fujian Province and Yancheng tornado in Jiangsu Province, launched contingency plans immediately, and sped up the process of claim settlement. The businesses accepted by the call center increased by nearly 40% year-on-year and the number of insurance policies processed by way of telephone surged by approximately 110% year-on-year, which further satisfied the demand of customers for “one-stop” telephone service. With the help of cloud assistant, the sales team significantly enhanced the convenience and efficiency of services, as a result of which the number of registered users jumped up to 1.2 million with the weekly active users of nearly 36%.

The Company constantly pays attention to the health and living of customers, and strives to build an ecosphere to interact with its customers. During the Reporting Period, the Company launched over 3,400 activities, such as the 10th China Life Customer Festival under the theme of “Hand-in-hand with China Life for Better Health All Along”, China Life “Run for 700”, “China Life Lecture Hall”, and the 6th “Little Painters of China Life”, maintaining good interaction with customers. In addition, the Company continuously enriched the global emergency services and VIP services in order to satisfy the multi-layer and personalized service requirements of its customers.

The Company is committed to enhancing its ability to support the overall operation through process evolution and technological innovation. During the Reporting Period, the Company pushed forward the establishment of a new generation of comprehensive business processing system in full swing for the purpose of optimizing its business processes in all aspects, and actively designed and constructed a complete enterprise cloud structure to achieve real-time computation and distributed storage, thus giving support to the business processing and dynamic deployment in high-concurrency situations.

(V)	Internal Control and Risk Management

The Company continuously complied with Section 404 of the U.S. “Sarbanes-Oxley Act”. Meanwhile, it implemented procedures for the compliance with standard systems of corporate internal control by following the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control” jointly issued by five PRC ministries including the Ministry of Finance and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC. Pursuant to the requirements of the CIRC with respect to the China Risk Oriented Solvency System (C-ROSS), the Company pushed forward the establishment of a solvency risk management system, improved the risk management system, organized and launched an assessment on solvency risk so as to enhance its ability on solvency risk management. The Company continuously complied with the “Guidelines for the Implementation of Comprehensive Risk Management of Personal Insurance Companies” issued by the CIRC, improved the comprehensive risk management framework, reinforced the mechanism of transmission for its risk preference system, implemented the work in relation to risk monitoring and risk early-warning classification management, conducted special governance on illegal fund raising activities pursuant to external regulatory requirements, and improved its precaution capability in key risk areas.

In the first half of 2016, based on a risk-oriented approach, the internal audit department of the Company organized and conducted routine and special audit projects, including economic liability audit, senior management audit, audit on the management of orphan policies, subsequent audit, connected transaction audit and off-site audit, identified potential risks in a timely manner, and exerted the functions of audit supervision and service in an effective manner. The Company also attached great importance to the analysis and application of audit results, and intensified its effort on the rectification of the issues identified in audits, thus facilitating the legal compliance and operation of the Company.

II	Analysis of Major Items of Consolidated Financial Statements

(I)	Analysis of Major Items of the Consolidated Statement of Comprehensive Income

1.	Revenues

	RMB million
	January to June 2016	January to June 2015	Change	Main Reasons for Change

Net premiums earned	284,242	229,360	23.9%	—

Life insurance business	253,792	204,763	23.9%	An increase in the first-year premiums of long-term insurance resulting from the Company’s enhanced efforts in team building and business development

Health insurance business	23,614	18,128	30.3%	The Company’s enhanced efforts in developing health insurance business by seizing the opportunities brought by national policies

Accident insurance business	6,836	6,469	5.7%	Intensified market competition

Investment income*	54,542	49,733	9.7%	Please see the table below

Net realised gains on financial assets	2,523	38,353	-93.4%	A decrease in the spread income of stocks and funds due to the effect of fluctuation in the capital market

Net fair value gains/(losses) through profit or loss	(6,266)	11,770	N/A	A significant decrease in the market price and spread income of stocks due to the effect of fluctuation in the capital market

Other income	2,696	2,101	28.3%	An increase in commission fees earned from China Life Property and Casualty Insurance Company Limited resulting from the Company’s increased efforts in promoting its interactive business

*	Investment Income

	RMB million
	January to June 2016	January to June 2015	Change	Main Reasons for Change

Investment income from securities at fair value through profit or loss	2,856	732	290.2%	An increase in interest income resulting from the expansion of the scale of bonds

Investment income from available-for-sale securities	18,603	14,363	29.5%	An increase in dividend income from available-for-sale funds and other equity investments

Investment income from held-to-maturity securities	12,073	12,220	-1.2%	Maturity of part of the existing assets, and a decrease in the rate of return of reinvestments and additional allocations under the low interest rate environment

Investment income from bank deposits	14,352	16,928	-15.2%	A decrease in the scale of large amount of negotiated deposits, and a decrease in the rate of return of additional allocations under the low interest rate environment

Investment income from loans	6,015	5,292	13.7%	An increase in the scale of policy loans and trust schemes, etc.

Other investment income	643	198	224.7%	—

Total	54,542	49,733	9.7%	—

2.	Benefits, Claims and Expenses

	RMB million
	January to June 2016	January to June 2015	Change	Main Reasons for Change

Insurance benefits and claims expenses	269,640	222,080	21.4%	—

Life insurance business	247,052	206,916	19.4%	The growth of insurance business

Health insurance business	19,741	13,391	47.4%	The growth of insurance business

Accident insurance business	2,847	1,773	60.6%	The fluctuation in claims payment of certain businesses

Investment contract benefits	2,415	1,239	94.9%	An increase in the scale of investment contracts

Policyholder dividends resulting from participation in profits	5,668	29,570	-80.8%	A decrease in investment income from participating products

Underwriting and policy acquisition costs	30,056	19,509	54.1%	An increase in underwriting costs for first-year regular premium business resulting from the growth of the Company’s business and the optimization of its business structure

Finance costs	2,305	2,313	-0.3%	—

Administrative expenses	12,848	11,691	9.9%	The growth of business

Other expenses	2,532	5,340	-52.6%	A decrease in taxable income from investment business

Statutory insurance fund contribution	651	482	35.1%	The growth of insurance business

3.	Profit before Income Tax

	RMB million
	January to June 2016	January to June 2015	Change	Main Reasons for Change

Life insurance business	10,131	33,858	-70.1%	Affected by a decrease in investment income and an update of actuarial assumptions for the discount rate of reserves of traditional insurance contracts

Health insurance business	599	2,948	-79.7%	Affected by a decrease in investment income and an update of actuarial assumptions for the discount rate of reserves of traditional insurance contracts

Accident insurance business	252	1,587	-84.1%	An increase in claims expenses

Other businesses	2,246	2,845	-21.1%	Affected by a decrease in net share of profit of associates and joint ventures

4.	Income Tax

During the Reporting Period, income tax of the Company was RMB2,581 million, a year-on-year decrease of 72.8%. This was primarily due to the combined impact of the taxable income and deferred income tax.

5.	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB10,395 million, a year-on-year decrease of 67.0%. This was primarily due to the decrease in investment income and the impact of the update of discount rate assumption of reserves of traditional insurance contracts.

(II)	Analysis of Major Items of Consolidated Statement of Financial Position

1.	Major Assets

	RMB million
	As at 30 June 2016	As at 31 December 2015	Change	Main Reasons for Change

Investment assets	2,404,233	2,287,639	5.1%	—

Term deposits	505,503	562,622	-10.2%	A decrease in the allocation of negotiated deposits

Held-to-maturity securities	509,570	504,075	1.1%	—

Available-for-sale securities	769,624	770,516	-0.1%	—

Securities at fair value through profit or loss	251,446	137,990	82.2%	An increase in the allocation of transactional bonds

Securities purchased under agreements to resell	69,636	21,503	223.8%	The needs for liquidity management

Cash and cash equivalents	72,101	76,096	-5.2%	The needs for liquidity management

Loans	218,806	207,267	5.6%	An increase in the scale of policy loan business and infrastructure investment, etc.

Statutory deposits – restricted	6,333	6,333	—	—

Investment properties	1,214	1,237	-1.9%	The depreciation of the investment properties

2.	Major Liabilities

	RMB million
	As at 30 June 2016	As at 31 December 2015	Change	Main Reasons for Change

Insurance contracts*	1,825,047	1,715,985	6.4%	The accumulation of insurance liabilities from new insurance business and renewal business

Investment contracts	167,621	84,106	99.3%	An increase in the scale of certain investment contract accounts

Securities sold under agreements to repurchase	42,189	31,354	34.6%	The needs for liquidity management

Policyholder dividends payable	93,310	107,774	-13.4%	A decrease in investment income from participating products

Annuity and other insurance balances payable	35,842	30,092	19.1%	An increase in maturities payable and annuity payable

Interest-bearing loans and other borrowings Note	2,452	2,643	-7.2%	Affected by the change of foreign exchange rate of borrowings in foreign currency

Bonds payable	67,996	67,994	0.0%	—

Deferred tax liabilities	11,495	16,953	-32.2%	Affected by a decrease in fair value of available-for-sale financial assets

Note:    In June 2014, one of our subsidiaries applied for a fixed-interest rate bank loan of GBP275 million with a term of five years in order to meet the needs for overseas investment. As at the end of the Reporting Period, the loan balance was equivalent to RMB2,452 million. There was no new borrowing in the first half of 2016.

*	Insurance Contracts

	RMB million
	As at 30 June 2016	As at 31 December 2015

Life Insurance	1,743,129	1,652,469
Health Insurance	74,145	57,024
Accident Insurance	7,773	6,492

Total of Insurance Contracts	1,825,047	1,715,985

As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the liability adequacy test.

3.	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB302,948 million, a 6.1% decrease from the end of 2015. This was primarily due to the impact of profit distribution and total comprehensive income during the Reporting Period.

(III)	Analysis of Cash Flows

1.	Liquidity Sources

Our cash inflows mainly come from insurance premiums, income from non-insurance contracts, interest income, dividend and bonus, and proceeds from sales and maturity of investment assets. The primary liquidity risks with respect to these cash flows are the risks of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB72,101 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB505,503 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments or sell them at a fair price.

2.	Liquidity Uses

Our principal cash outflows primarily relate to the payables for the liabilities associated with our various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

3.	Consolidated Cash Flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various changing circumstances and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

	RMB million
	January to June 2016	January to June 2015	Change	Main Reasons for Change

Net cash inflow/(outflow) from operating activities	(13,180)	24,948	N/A	An increase in financial assets at fair value through profit or loss

Net cash inflow/(outflow) from investing activities	9,018	14,526	-37.9%	The needs for investment management

Net cash inflow/(outflow) from financing activities	113	(11,137)	N/A	The needs for liquidity management

Foreign currency gains/(losses) on cash and cash equivalents	54	(2)	N/A	—

Net increase/(decrease) in cash and cash equivalents	(3,995)	28,335	N/A	—

III	SOLVENCY RATIO

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows our solvency ratios as at the end of the Reporting Period:

	RMB million
	As at 30 June 2016	As at 31 December 2015

Core capital	662,856	633,779
Actual capital	731,222	702,076
Minimum capital	222,194	195,553
Core solvency ratio	298.32%	324.10%
Comprehensive solvency ratio	329.09%	359.02%

Note:	The China risk-oriented solvency system was formally implemented on 1 January 2016. This table is compiled according to the rules of the system.

The decrease in the Company’s solvency ratio was mainly due to the impact of the higher minimum capital requirement as a result of the growth of the Company’s business.

INTERIM RESULTS4

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2016

		Unaudited For the six months ended 30 June
		2016	2015
	Notes	RMB million	RMB million

REVENUES
Gross written premiums		292,461	234,298
Less: premiums ceded to reinsurers		(730)	(398)

Net written premiums		291,731	233,900
Net change in unearned premium reserves		(7,489)	(4,540)

Net premiums earned		284,242	229,360

Investment income	1	54,542	49,733
Net realised gains on financial assets	2	2,523	38,353
Net fair value gains/(losses) through profit or loss	3	(6,266)	11,770
Other income		2,696	2,101

Total revenues		337,737	331,317

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits		(157,425)	(136,675)
Accident and health claims and claim adjustment expenses		(12,454)	(7,737)
Increase in insurance contract liabilities		(99,761)	(77,668)
Investment contract benefits		(2,415)	(1,239)
Policyholder dividends resulting from participation in profits		(5,668)	(29,570)
Underwriting and policy acquisition costs		(30,056)	(19,509)
Finance costs		(2,305)	(2,313)
Administrative expenses		(12,848)	(11,691)
Other expenses		(2,532)	(5,340)
Statutory insurance fund contribution		(651)	(482)

Total benefits, claims and expenses		(326,115)	(292,224)

[4]	The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(CONTINUED)

For the six months ended 30 June 2016

		Unaudited For the six months ended 30 June
		2016		2015
	Notes	RMB million		RMB million

Share of profit of associates and joint ventures, net			1,606		2,145

Profit before income tax	4		13,228		41,238
Income tax	5		(2,581)		(9,504)

Net profit			10,647		31,734

Attributable to:
– Equity holders of the Company			10,395		31,489
– Non-controlling interests			252		245

Basic and diluted earnings per share	6	RMB	0.36	RMB	1.11

Other comprehensive income

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities			(30,210)		54,454
Amount transferred to net profit from other comprehensive income			(2,523)		(38,353)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders			9,643		(7,517)
Share of other comprehensive income of associates and joint ventures under the equity method			(580)		253
Exchange differences on translating foreign operations			6		—
Income tax relating to components of other comprehensive income			5,767		(2,149)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods			(17,897)		6,688

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods			—		—

Other comprehensive income for the period, net of tax			(17,897)		6,688

Total comprehensive income for the period, net of tax			(7,250)		38,422

Attributable to:
– Equity holders of the Company			(7,488)		38,168
– Non-controlling interests			238		254

Notes:

1	INVESTMENT INCOME

	For the six months ended 30 June
	2016	2015
	RMB million	RMB million

Debt securities
– held-to-maturity securities	12,073	12,220
– available-for-sale securities	8,781	9,329
– at fair value through profit or loss	2,566	526
Equity securities
– available-for-sale securities	9,822	5,034
– at fair value through profit or loss	290	206
Bank deposits	14,352	16,928
Loans	6,015	5,292
Securities purchased under agreements to resell	607	150
Others	36	48

Total	54,542	49,733

For the six months ended 30 June 2016, the interest income included in investment income was RMB44,430 million (for the six months ended 30 June 2015: RMB44,493 million). All interest income was accrued using the effective interest method.

2	NET REALISED GAINS ON FINANCIAL ASSETS

	For the six months ended 30 June
	2016	2015
	RMB million	RMB million

Debt securities
Realised gains	37	(16)
Impairment	(11)	—

Subtotal	26	(16)

Equity securities
Realised gains	3,455	38,407
Impairment	(958)	(38)

Subtotal	2,497	38,369

Total	2,523	38,353

Net realised gains on financial assets were generated from available-for-sale securities.

During the six months ended 30 June 2016, the Group recognised impairment of RMB599 million (for the six months ended 30 June 2015: Nil) of available-for-sale funds, impairment of RMB359 million (for the six months ended 30 June 2015: RMB38 million) of available-for-sale common stocks and impairment of RMB11 million (for the six months ended 30 June 2015: Nil) of available-for-sale debt securities, for which the Group determined that objective evidence of impairment existed.

3	NET FAIR VALUE GAINS/(LOSSES) THROUGH PROFIT OR LOSS

	For the six months ended 30 June
	2016	2015
	RMB million	RMB million

Debt securities	(207)	70
Equity securities	(6,420)	12,116
Stock appreciation rights	367	(159)
Financial liabilities at fair value through profit or loss	(6)	(257)

Total	(6,266)	11,770

4	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the six months ended 30 June
	2016	2015
	RMB million	RMB million

Employee salaries and welfare cost	5,790	5,090
Housing benefits	401	406
Contribution to the defined contribution pension plan	858	795
Depreciation and amortisation	1,036	1,025
Foreign exchange losses/(gains)	(404)	45

5	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the six months ended 30 June
	2016	2015
	RMB million	RMB million

Current taxation – enterprise income tax	2,272	11,897
Deferred taxation	309	(2,393)

Taxation charges	2,581	9,504

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2015: 25%) is as follows:

	For the six months ended 30 June
	2016	2015
	RMB million	RMB million

Profit before income tax	13,228	41,238

Tax computed at the statutory tax rate	3,307	10,310
Non-taxable income (i)	(2,255)	(1,721)
Expenses not deductible for tax purposes (i)	1,559	908
Unused tax losses	15	20
Tax losses utilised from previous periods	(13)	(11)
Others	(32)	(2)

Income tax at the effective tax rate	2,581	9,504

(i)	Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include commission, brokerage, donation and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 30 June 2016 and 30 June 2015, deferred tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%. The movements in deferred income tax assets and liabilities during the period are as follows:

Deferred tax assets/(liabilities)
	Insurance	Investments	Others	Total
	RMB million (i)	RMB million (ii)	RMB million (iii)	RMB million

As at 1 January 2015	(8,316)	(12,095)	1,036	(19,375)
(Charged)/credited to net profit	2,724	98	(429)	2,393
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(4,024)	—	(4,024)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	1,879	—	—	1,879
– Others	—	(4)	—	(4)

As at 30 June 2015	(3,713)	(16,025)	607	(19,131)

As at 1 January 2016	(1,451)	(16,686)	1,184	(16,953)
(Charged)/credited to net profit	(709)	828	(428)	(309)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	8,183	—	8,183
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(2,411)	—	—	(2,411)
– Others	—	(5)	—	(5)

As at 30 June 2016	(4,571)	(7,680)	756	(11,495)

(i)	The deferred tax liabilities arising from the insurance category is mainly related to the change of long- term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of International Financial Reporting Standards in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.
(ii)	The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses), on available-for-sale securities, securities at fair value through profit or loss, and others.
(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

(d)	An analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 30 June 2016	As at 31 December 2015
	RMB million	RMB million

Deferred tax assets:
– deferred tax assets to be recovered after 12 months	6,159	9,528
– deferred tax assets to be recovered within 12 months	2,618	2,639

Subtotal	8,777	12,167

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(18,688)	(26,850)
– deferred tax liabilities to be settled within 12 months	(1,584)	(2,270)

Subtotal	(20,272)	(29,120)

Net deferred tax liabilities	(11,495)	(16,953)

6	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2016 are calculated based on the net profit for the period attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (for the six months ended 30 June 2015: 28,264,705,000 ordinary shares).

7	DIVIDENDS

A dividend in respect of 2015 of RMB0.42 (inclusive of tax) per ordinary share, totalling RMB11,871 million, was approved at the Annual General Meeting on 30 May 2016.

In June 2016, a distribution of RMB189 million (inclusive of tax) was paid to the holders of Core Tier 2 Capital Securities with the approval of the management according to the authorisation by the Board of Directors.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2016

	Unaudited As at 30 June 2016	Audited As at 31 December 2015
	RMB million	RMB million

ASSETS
Property, plant and equipment	27,281	26,974
Investment properties	1,214	1,237
Investments in associates and joint ventures	54,172	47,175
Held-to-maturity securities	509,570	504,075
Loans	218,806	207,267
Term deposits	505,503	562,622
Statutory deposits – restricted	6,333	6,333
Available-for-sale securities	769,624	770,516
Securities at fair value through profit or loss	251,446	137,990
Securities purchased under agreements to resell	69,636	21,503
Accrued investment income	51,232	49,552
Premiums receivable	27,592	11,913
Reinsurance assets	1,755	1,420
Other assets	22,781	23,642
Cash and cash equivalents	72,101	76,096

Total assets	2,589,046	2,448,315

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

As at 30 June 2016

	Unaudited As at 30 June 2016	Audited As at 31 December 2015
	RMB million	RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	1,825,047	1,715,985
Investment contracts	167,621	84,106
Policyholder dividends payable	93,310	107,774
Interest-bearing loans and borrowings	2,452	2,643
Bonds payable	67,996	67,994
Financial liabilities at fair value through profit or loss	1,044	856
Securities sold under agreements to repurchase	42,189	31,354
Annuity and other insurance balances payable	35,842	30,092
Premiums received in advance	2,625	32,266
Other liabilities	32,138	26,514
Deferred tax liabilities	11,495	16,953
Current income tax liabilities	65	5,347
Statutory insurance fund	465	217

Total liabilities	2,282,289	2,122,101

Equity
Share capital	28,265	28,265
Other equity instruments	7,791	7,791
Reserves	149,009	163,381
Retained earnings	117,883	123,055

Attributable to equity holders of the Company	302,948	322,492

Non-controlling interests	3,809	3,722

Total equity	306,757	326,214

Total liabilities and equity	2,589,046	2,448,315

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2016

	Unaudited
	Attributable to equity holders of the Company
	Share capital	Other equity instruments	Reserves	Retained earnings	Non-controlling interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

As at 1 January 2015	28,265	—	145,919	109,937	3,210	287,331

Net profit	—	—	—	31,489	245	31,734
Other comprehensive income	—	—	6,679	—	9	6,688

Total comprehensive income	—	—	6,679	31,489	254	38,422

Transactions with owners
Appropriation to reserves	—	—	3,208	(3,208)	—	—
Dividends paid	—	—	—	(11,306)	—	(11,306)
Dividends to non-controlling interests	—	—	—	—	(106)	(106)
Others	—	—	(36)	—	—	(36)

Total transactions with owners	—	—	3,172	(14,514)	(106)	(11,448)

As at 30 June 2015	28,265	—	155,770	126,912	3,358	314,305

As at 1 January 2016	28,265	7,791	163,381	123,055	3,722	326,214

Net profit	—	—	—	10,395	252	10,647
Other comprehensive income	—	—	(17,883)	—	(14)	(17,897)

Total comprehensive income	—	—	(17,883)	10,395	238	(7,250)

Transactions with owners
Appropriation to reserves	—	—	3,507	(3,507)	—	—
Dividends paid (Note 7)	—	—	—	(12,060)	—	(12,060)
Dividends to non-controlling interests	—	—	—	—	(151)	(151)
Others	—	—	4	—	—	4

Total transactions with owners	—	—	3,511	(15,567)	(151)	(12,207)

As at 30 June 2016	28,265	7,791	149,009	117,883	3,809	306,757

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2016

	Unaudited For the six months ended 30 June
	2016	2015
	RMB million	RMB million

Net cash inflow/(outflow) from operating activities	(13,180)	24,948

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities	218,362	282,249
Purchases	(263,965)	(356,383)
Investments in associates and joint ventures	(3,075)	(250)
Decrease/(increase) in term deposits, net	57,300	39,160
Decrease/(increase) in securities purchased under agreements to resell, net	(48,133)	7,958
Interest received	41,006	42,541
Dividends received	9,837	4,882
Decrease/(increase) in policy loans, net	(2,314)	(5,631)

Net cash inflow from investing activities	9,018	14,526

CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	10,835	(693)
Interest paid	(1,918)	(2,008)
Dividends paid to equity holders of the Company	(8,935)	(8,330)
Dividends paid to non-controlling interests	(151)	(106)
Capital injected into subsidiaries by non-controlling interests	282	—

Net cash inflow/(outflow) from financing activities	113	(11,137)

Foreign currency gains/(losses) on cash and cash equivalents	54	(2)

Net increase/(decrease) in cash and cash equivalents	(3,995)	28,335

Cash and cash equivalents

Beginning of period	76,096	47,034

End of period	72,101	75,369

Analysis of balances of cash and cash equivalents
Cash at banks and on hand	71,819	73,918
Short-term bank deposits	282	1,451

SEGMENT INFORMATION

1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

The life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

The health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

The accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and allocated cost of the insurance agency business in respect of services to China Life Insurance (Group) Company, net share of profits of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains/(losses) through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses are allocated among segments in proportion to the unit cost of the respective products in different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

	For the six months ended 30 June 2016
	Life	Health	Accident	Others	Eliminations	Total
	RMB million

Revenues
Gross written premiums	253,904	30,782	7,775	—	—	292,461
– Term life	1,655	—	—	—	—
– Whole life	12,722	—	—	—	—
– Endowment	122,408	—	—	—	—
– Annuity	117,119	—	—	—	—
Net premiums earned	253,792	23,614	6,836	—	—	284,242
Investment income	51,912	1,961	204	465	—	54,542
Net realised gains/(losses) on financial assets	2,439	92	10	(18)	—	2,523
Net fair value gains/(losses) through profit or loss	(5,913)	(223)	(23)	(107)	—	(6,266)
Other income	431	23	—	2,773	(531)	2,696
Including: inter-segment revenue	—	—	—	531	(531)	—

Segment revenues	302,661	25,467	7,027	3,113	(531)	337,737

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(156,479)	(934)	(12)	—	—	(157,425)
Accident and health claims and claim adjustment expenses	—	(9,713)	(2,741)	—	—	(12,454)
Increase in insurance contract liabilities	(90,573)	(9,094)	(94)	—	—	(99,761)
Investment contract benefits	(2,415)	—	—	—	—	(2,415)
Policyholder dividends resulting from participation in profits	(5,627)	(41)	—	—	—	(5,668)
Underwriting and policy acquisition costs	(24,144)	(2,984)	(2,029)	(899)	—	(30,056)
Finance costs	(2,157)	(81)	(8)	(59)	—	(2,305)
Administrative expenses	(8,508)	(1,796)	(1,452)	(1,092)	—	(12,848)
Other expenses	(2,149)	(135)	(356)	(423)	531	(2,532)
Including: inter-segment expenses	(510)	(19)	(2)	—	531	—
Statutory insurance fund contribution	(478)	(90)	(83)	—	—	(651)

Segment benefits, claims and expenses	(292,530)	(24,868)	(6,775)	(2,473)	531	(326,115)

Share of profit of associates and joint ventures, net	—	—	—	1,606	—	1,606

Segment results	10,131	599	252	2,246	—	13,228

Income tax						(2,581)

Net profit						10,647

Attributable to
– Equity holders of the Company						10,395
– Non-controlling interests						252

Other comprehensive income attributable to equity holders of the Company	(16,373)	(618)	(64)	(828)	—	(17,883)

Depreciation and amortisation	705	134	122	75	—	1,036

	For the six months ended 30 June 2015
	Life	Health	Accident	Others	Eliminations	Total
	RMB million

Revenues
Gross written premiums	204,780	22,213	7,305	—	—	234,298
– Term life	1,435	—	—	—	—
– Whole life	13,647	—	—	—	—
– Endowment	118,294	—	—	—	—
– Annuity	71,404	—	—	—	—
Net premiums earned	204,763	18,128	6,469	—	—	229,360
Investment income	47,933	1,404	181	215	—	49,733
Net realised gains/(losses) on financial assets	36,993	1,081	139	140	—	38,353
Net fair value gains/(losses) through profit or loss	11,103	324	43	300	—	11,770
Other income	439	31	—	2,125	(494)	2,101
Including: inter-segment revenue	—	—	—	494	(494)	—

Segment revenues	301,231	20,968	6,832	2,780	(494)	331,317

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(135,868)	(797)	(10)	—	—	(136,675)
Accident and health claims and claim adjustment expenses	—	(6,053)	(1,684)	—	—	(7,737)
Increase in insurance contract liabilities	(71,048)	(6,541)	(79)	—	—	(77,668)
Investment contract benefits	(1,239)	—	—	—	—	(1,239)
Policyholder dividends resulting from participation in profits	(29,415)	(155)	—	—	—	(29,570)
Underwriting and policy acquisition costs	(14,919)	(2,253)	(1,808)	(529)	—	(19,509)
Finance costs	(2,178)	(64)	(8)	(63)	—	(2,313)
Administrative expenses	(7,626)	(1,879)	(1,174)	(1,012)	—	(11,691)
Other expenses	(4,731)	(199)	(428)	(476)	494	(5,340)
Including: inter-segment expenses	(478)	(14)	(2)	—	494	—
Statutory insurance fund contribution	(349)	(79)	(54)	—	—	(482)

Segment benefits, claims and expenses	(267,373)	(18,020)	(5,245)	(2,080)	494	(292,224)

Share of profit of associates and joint ventures, net	—	—	—	2,145	—	2,145

Segment results	33,858	2,948	1,587	2,845	—	41,238

Income tax						(9,504)

Net profit						31,734

Attributable to
– Equity holders of the Company						31,489
– Non-controlling interests						245

Other comprehensive income attributable to equity holders of the Company	6,160	180	23	316	—	6,679

Depreciation and amortisation	687	157	107	74	—	1,025

EMBEDDED VALUE5

Summary of Results

The embedded value as at 30 June 2016 and the corresponding results as at 31 December 2015 are shown below:

Table 1 Components of Embedded Value			RMB million

ITEM		30 June 2016	31 December 2015

A	Adjusted Net Worth	263,138	268,729
B	Value of In-Force Business before Cost of Solvency Margin	370,425	335,500
C	Cost of Solvency Margin	(49,808)	(43,951)
D	Value of In-Force Business after Cost of Solvency Margin (B + C)	320,618	291,549
E	Embedded Value (A + D)	583,756	560,277

Notes:	1)	Numbers may not be additive due to rounding.
	2)	Taxable income is based on earnings calculated using solvency reserves.

The value of half year’s sales for the six months ended 30 June 2016 and for the corresponding period of last year:

Table 2 Components of Value of Half Year’s Sales		RMB million

ITEM	30 June 2016	30 June 2015

A Value of Half Year’s Sales before Cost of Solvency Margin	32,006	21,462
B Cost of Solvency Margin	(3,985)	(2,825)
C Value of Half Year’s Sales after Cost of Solvency Margin (A + B)	28,021	18,637

Note:	Taxable income is based on earnings calculated using solvency reserves.

[5]	As the Chinese EV guidance under the China Risk Oriented Solvency System (C-ROSS) has not been released as at 30 June 2016, the solvency reserves and solvency margins in Embedded Value report are according to regulations applicable prior to C-ROSS commencing.

VALUE OF HALF YEAR’S SALES BY CHANNEL

The value of half year’s sales for the six months ended 30 June 2016 by channel is shown below:

Table 3 Value of Half Year’s Sales by Channel		RMB million

Channel	30 June 2016	30 June 2015

Exclusive Individual Agent Channel	25,927	17,264
Group Insurance Channel	194	204
Bancassurance Channel	1,900	1,169
Total	28,021	18,637

Note:	Taxable income is based on earnings calculated using solvency reserves.

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.

Table 4
Analysis of Embedded Value Movement in the First Half Year of 2016		RMB million

ITEM

A	Embedded Value at Start of Year	560,277
B	Expected Return on Embedded Value	24,464
C	Value of New Business in the Period	28,021
D	Operating Experience Variance	2,818
E	Investment Experience Variance	(21,011)
F	Methodology and Model Changes	504
G	Market Value and Other Adjustments	(612)
H	Exchange Gains or Losses	172
I	Shareholder Dividend Distribution	(12,060)
J	Other	1,183
K	Embedded Value as at 30 June 2016 (sum A through J)	583,756

Notes:	Items B through J are explained below:
	B	Reflects expected impact of covered business, and the expected return on investments supporting the 2016 opening net worth.
	C	Value of new business sales in the first half year of 2016.
	D	Reflects the difference between actual operating experience in the first half year of 2016 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
	E	Compares actual with expected investment returns during the first half year of 2016.
	F	Reflects the effect of projection method and model enhancements.
	G	Change in the market value adjustment from the beginning of year 2016 to 30 June 2016 and other related adjustments.
	H	Reflects the gains or losses due to changes in exchange rate.
	I	Reflects dividends distributed to shareholders during 2016.
	J	Other miscellaneous items.

SENSITIVITY RESULTS

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 5 Sensitivity Results			RMB million

		VALUE OF IN-FORCE BUSINESS AFTER COST OF SOLVENCY MARGIN	VALUE OF HALF YEAR’S SALES AFTER COST OF SOLVENCY MARGIN

	Base case scenario	320,618	28,021
1.	Risk discount rate of 11.5%	305,835	26,747
2.	Risk discount rate of 10.5%	336,467	29,389
3.	10% increase in investment return	373,868	34,035
4.	10% decrease in investment return	267,650	22,030
5.	10% increase in expenses	317,507	26,289
6.	10% decrease in expenses	323,729	29,752
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	318,675	27,921
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	322,583	28,121
9.	10% increase in lapse rates	319,279	27,122
10.	10% decrease in lapse rates	321,847	28,881
11.	10% increase in morbidity rates	317,504	27,930
12.	10% decrease in morbidity rates	323,763	28,113
13.	10% increase in claim ratio of short term business	320,126	27,468
14.	10% decrease in claim ratio of short term business	321,110	28,574
15.	Solvency margin at 150% of statutory minimum	296,079	25,933
16.	Taxable income based on the accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario	321,478	28,647

Note:	Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 15.

CORPORATE GOVERNANCE

The Company has applied the principles of the Corporate Governance Code and Corporate Governance Report (the “CG Code”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), and has complied with all code provisions of the CG Code during the Reporting Period.

DIVIDEND

The Company will not declare an interim dividend of ordinary shares for the Reporting Period.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

COMPLIANCE WITH THE CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

The Board has established written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (the “Model Code”) for Directors and Supervisors of the Company in respect of their dealings in the securities of the Company. After making specific inquiries to all the Directors and Supervisors of the Company, they confirmed that they had complied with the Model Code and the Company’s own guidelines during the Reporting Period.

REVIEW OF ACCOUNTS

The Audit Committee together with external auditors engaged by the Company have reviewed the unaudited consolidated financial statements of the Company for the six months ended 30 June 2016.

PUBLICATION OF INTERIM REPORT

The Company’s interim report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews website of the Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.

This announcement is published in both English and Chinese languages. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

By Order of the Board
CHINA LIFE INSURANCE COMPANY LIMITED
Yang Mingsheng
Chairman

Beijing, China

25 August 2016